SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Planet Fitness, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

72703H101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72703H101	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SRS Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,803
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 72703H101	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Karthik R. Sarma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,803
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 72703H101	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

Planet Fitness, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

4 Liberty Lane West, Hampton, NH 03842

Item 2(a).	NAME OF PERSON FILING

This Statement is being filed by SRS Investment Management, LLC, a Delaware limited liability company (the "Investment Manager"), and Karthik R. Sarma, the Managing Member of the Investment Manager ("Mr. Sarma" and, together with the Investment Manager, the "Reporting Persons").

This Statement relates to the shares of Class A Common Stock (as defined herein) held for the accounts of SRS Long Opportunities Master Fund, LP (the "Long Fund") and SRS Partners Master Fund, LP (the "Partners Fund" and, together with the Long Fund, the "Funds"). The Investment Manager serves as investment manager to the Funds. Mr. Sarma is the managing member and sole control person over the Investment Manager. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock held for the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business office of each of the Reporting Persons is 1 Bryant Park, 39th Floor, New York, NY 10036.

Item 2(c).	CITIZENSHIP

The Investment Manager is a Delaware limited liability company. Mr. Sarma is a resident of the United States and a citizen of the Republic of India.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A common stock, $0.0001 par value (the "Class A Common Stock")

Item 2(e).	CUSIP NUMBER

72703H101

CUSIP No. 72703H101	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 6,956,803 shares of Class A Common Stock. This amount consists of 2,275,862 shares of Class A Common Stock held for the account of the Long Fund and 4,680,941 shares of Class A Common Stock held for the account of the Partners Fund.

CUSIP No. 72703H101	13G/A	Page 6 of 7 Pages

Item 4(b)	Percent of Class:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.3% of the total number of shares of Class A Common Stock outstanding. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 83,344,564 shares of Class A Common Stock outstanding as of November 1, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021.

Item 4(c)	Number of Shares of which such person has:

	Investment Manager and Mr. Sarma:
	(i) Sole power to vote or direct the vote:	0
	(ii) Shared power to vote or direct the vote:	6,956,803
	(iii) Sole power to dispose or direct the disposition of:	0
	(iv) Shared power to dispose or direct the disposition of:	6,956,803

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

This Item 5 is not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See disclosure in Items 2 and 4 hereof. The Partners Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Class A Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See disclosure in Item 2 hereof.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

This Item 8 is not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

This Item 9 is not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72703H101	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

SRS Investment Management, LLc

/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

/s/ Karthik R. Sarma
KARTHIK R. SARMA